FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated March 1, 2007

Document 2 Material Change Report dated March 1, 2007

Document 1

AMADOR GOLD CORP.

711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

March 1, 2007 TSXV: AGX

Exploration update on Connor Creek Property.

Amador Gold Corp. (TSXV:AGX) is pleased to announce the results of a successful 2006 Connor Creek exploration season conducted under a Joint Venture Agreement with Kootenay Gold Corp. The property is located approximately 16 km NE of Castlegar, B.C. During the 2006 season geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown and 3.0 square kilometers of soil grid was established to follow up on anomalies identified in 2005. A total of 685 soil samples were taken from the extended grid.

Results of the 2006 season are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies shearing, silicification, sericitization and sulfide mineralization hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc. (1,000 ppm = 1 gram and 10,000 ppm = 1%).

A summary of the 5 distinct soil anomalies are:

The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

The original Powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are > 162 ppm and arsenic varies from 14 to > 80 ppm.

Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sit along the edge of a northeast trending magnetic high. This anomaly overlies and extends the mineral occurrence the Debbie.

Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm. Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group.

An extensive program of trenching and drilling along with soil sampling to close off open anomalies and geologic mapping are all planned for 2007.

Jim McDonald, P.Geo, is a qualified person for the purposes of National Instrument 43-101 and has approved the contents of this news release

ON BEHALF OF THE BOARD

"Richard W. Hughes"

Richard W. Hughes

President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgoldcorp.com

The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Document 2

material change report

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change - March 1, 2007.

Item 3. News Release - News Release issued March 1, 2007 at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSXV: AGX) (the "Company") is pleased to announce the results of a successful 2006 Connor Creek exploration season conducted under a Joint Venture Agreement with Kootenay Gold Corp.

Item 5. Full Description of Material Change - The property is located approximately 16 km NE of Castlegar, B.C. During the 2006 season geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown and 3.0 square kilometers of soil grid was established to follow up on anomalies identified in 2005. A total of 685 soil samples were taken from the extended grid.

Results of the 2006 season are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies shearing, silicification, sericitization and sulfide mineralization hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc. (1,000 ppm = 1 gram and 10,000 ppm = 1%).

A summary of the 5 distinct soil anomalies are:

The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

The original Powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are > 162 ppm and arsenic varies from 14 to > 80 ppm.

Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sit along the edge of a northeast trending magnetic high. This anomaly overlies and extends the mineral occurrence the Debbie.

Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm. Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group.

An extensive program of trenching and drilling along with soil sampling to close off open anomalies and geologic mapping are all planned for 2007.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information - Not applicable.

Item 8. Executive Officer - Mr. R.W. Hughes

President

Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 1st day of March, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: March 2, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary